Filed by Banc of California, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: PacWest Bancorp
Commission File No.: 001-36408

Banc of California, Inc.
Third Quarter Earnings Conference Call
Tuesday, October 24, 2023, 1:00 PM Eastern

CORPORATE PARTICIPANTS Jared Wolff - Chairman, President and Chief Executive Officer Joe Kauder - Chief Financial Officer

PRESENTATION

Operator
Hello, and welcome to Banc of California's Third Quarter Earnings Conference Call. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing the "*" key followed by "0." After today's presentation, there will be an opportunity to ask questions. To ask a question, you may press "*" then "1" on your touchtone phone.

This call is being recorded and a copy of the recording will be available later today on the company's Investor Relations website. Today's presentation will also include non-GAAP measures, the reconciliation for these, and additional required information, is available in the earnings press release, which is available on the company's Investor Relations website. The referenced presentation is also available on the company's Investor Relations website. Before we begin, we would like to direct everyone to the company's safe harbor statement on forward looking statements included in both the earnings release and the earnings presentation.

I would like to now turn the conference call over to Mr. Jared Wolff, Banc of California's Chairman, President and Chief Executive Officer. Please go ahead.

Jared Wolff
Good morning, and welcome to Banc of California's third quarter earnings call. Joining me on today's call is Joe Kauder, our Chief Financial Officer, who will talk in more detail about our quarterly results, as well as Bill Black, head of strategy for PacWest who will be joining Banc of California in a similar capacity upon the closing of our merger with PacWest.

I'd like to start off by congratulating the teams at Banc of California and PacWest on a terrific job obtaining regulatory approval. It is worth noting that we obtained regulatory approval for the merger and also obtained approval for the combined bank to become a member of the Federal Reserve, which really is its own process altogether. These approvals didn't just happen, and they required significant coordination. The results reflect the dedication and hard work of our colleagues and advisors. We also appreciate the dedication and equally hard work of our federal and state regulators who had an important job to do.

With regulatory approvals in hand and our shareholders meetings set for late November, we anticipate closing on or around November 30. We look forward to delivering a franchise poised to provide significant benefits to our shareholders, clients, communities and colleagues. Our two companies have made significant progress on integration planning, which is proceeding smoothly, along with the preparation for the balance sheet repositioning actions that will occur in connection with the closing of the merger. I want to thank the Banc of California and PacWest team members for their tremendous efforts, planning and dedication towards a successful close.

Turning to our third quarter performance, our results reflect many of our strategic decisions to position our balance sheet ahead of our merger with PacWest, which included limiting certain long term fixed rate deposits, resolving certain acquired credits, and hedging the interest rate risk associated with various assets we anticipate selling in connection with the closing of the merger.
Banc of California

As a result of these initiatives, we generated net income of $42.6 million during the quarter, had increases in all of our capital ratios, and grew tangible book value per share by 5%. Joe is going to provide some details, but our trends were positive, and set us up well ahead of closing. Expansion of our net interest margin, disciplined expense control, and continued growth in new commercial relationships.

As I have discussed in the past, against a backdrop of economic contraction and overall decline in deposit levels across the banking industry, we are focused on bringing new core deposit relationships to the bank. Through the first nine months of the year, we have generated over $200 million in new non-interest-bearing deposits from new commercial relationships. These new relationships offset deposit outflows today and will continue to benefit our company in the future.

Given the highly liquid balance sheet we expect to have following the merger, including a loan-to-deposit ratio at closing that is expected to be in the low 80s, we intentionally refrained from adding higher cost deposits to offset any deposit outflows. We continue to see healthy loan yields, and of note in this quarter, an increase in loan yields outpaced the increase in cost of funds.

Key asset quality ratios improved quarter-over-quarter and asset quality remained strong. We recorded a $5 million provision for credit losses, which was primarily related to loans from the PMB acquisition that we felt was prudent to resolve ahead of the merger closing.

At the beginning of the year, we indicated that one of our priorities was ramping up our new payments processing business, which we launched during the third quarter, on track with our projected timeline. As we have said all along, we are being very prudent in the development of this business and we have steadily built our process and risk management systems as we have added clients.

We continue to expect this business to begin making meaningful contributions during 2024, which will be accelerated with the PacWest merger and the larger client base to whom we can offer this highly differentiated payment solution. In particular, we believe that there will be a high usage rate among clients in PacWest's venture and HOA businesses.

Now let me hand it over to Joe, who will provide some more color on the performance, and then I'll have some closing remarks before opening up the line for questions.

Joe Kauder
Thank you, Jared. Please feel free to refer to our Investor Deck, which can be found on our Investor Relations website, as I review our third quarter performance.

I will start with some of the highlights of our income statement and then will move on to our balance sheet trends. Unless otherwise indicated, all prior period comparisons are with the second quarter of 2023. Our earnings release and investor presentation provide a great deal of information, so I will limit my comments to some areas where additional discussion is warranted.

Net income for the third quarter was $42.6 million, or $0.74 per diluted share. On an adjusted basis, net income totaled $17.1 million for the third quarter, or $0.30 per diluted
Banc of California

common share, when we exclude impacts from certain merger-related items, including a pre-tax gain of $46.2 million on derivative instruments and $9.3 million of transaction cost related to the proposed merger with PacWest Bancorp which we will discuss later. This compared to adjusted net income of $18.4 million, or $0.32 per diluted common share, for the prior quarter.

Our interest income was almost flat with a $0.4 million decrease from the prior quarter primarily due to a $360.4 million decrease in average earning assets partially offset by an 8 basis point expansion of our net interest margin to 3.19%. The decline in average earning assets was driven primarily by the reduction in excess liquidity that the company carried through the first half of the year.

The improvement in our net interest margin to 3.19% was a result of the impact of a 16 basis point increase in the overall earning asset yield to 5.36%, while our total cost of funds increased by only 9 basis points to 2.29%. Our average loan yield increased 10 basis points to 5.38%, which was largely attributable to variable rate loans in the portfolio continuing to re-price, and higher rates on new loan production. Rates on new loan production increased 19 basis points to 8.36%. Also, the average yield on securities increased 34 basis points to 5.17% mainly due to CLO portfolio resets.

Our average cost of deposits was 1.86% for the third quarter, up 19 basis points compared to the second quarter and since the fourth quarter of 2021, our average deposit beta is 34%. The average cost of interest-bearing deposits increased 27 basis points compared to the prior quarter, largely a result of overall higher rates.

Our non-interest income increased $44.8 million from the prior quarter, primarily due to a $46.2 million mark to market gain on the derivative instruments we entered into in connection with the announcement of the proposed merger with PacWest. Excluding this mark to market gain, the other areas of non-interest income were relatively consistent with the prior quarter.

Our non-interest expense increased $7 million from the prior quarter, primarily due to transaction cost of $9.3 million related to our proposed merger with PacWest. Our adjusted non-interest expense decreased $2.2 million from the prior quarter due to lower salaries and benefit cost.

Turning to the balance sheet, our total assets were $9.2 billion at September 30, a decrease of approximately 1% from the end of the prior quarter, which reflects the impact of the strategies we are employing to position our balance sheet prior to the closing of the merger.

Our total equity increased by $44.7 million during the quarter, as $42.6 million in net earnings and $6.3 million in lower unrealized losses on AOCI were partly offset by common stock dividends.

Our total loans decreased approximately $195 million from the end of the prior quarter, as our outlook for loan originations remain cautious in the current economic outlook environment.

Banc of California

Our total deposits also decreased $230 million from the end of the prior quarter. As noted, we've refrained from adding higher cost deposits to offset outflows given the highly liquid balance sheet that we expect to have following the closing of the merger.

Our credit quality remained solid in the third quarter, and excluding our SFR portfolio, which is anticipated to be sold in connection with the closing of the merger, we had declines in all of our problem loan categories. A large percentage of our delinquent and nonperforming loans continue to be SFR loans that are well reserved for and have low loan to values, so we view the loss potential as low.

We recorded a provision for credit losses of $5 million related to loans. As Jared indicated, the provision was mainly related to loans added in the Pacific Mercantile acquisition, as were the related charge-offs that we had in the quarter. In anticipation of closing the merger with PacWest, we took the opportunity to accelerate resolution of these credits.

Our allowance for credit losses at the end of the third quarter totaled $78.4 million, compared to $84.9 million at the end of the second quarter, and our allowance to total loan coverage ratio stood at 1.13% compared to 1.19% at the end of the prior quarter. Although the total loan coverage ratio declined, the nonperforming loan and nonperforming asset coverage ratios each improved by 3 basis points in the quarter.

At this time, I will turn the presentation back over to Jared.

Jared Wolff
Thanks, Joe. Overall, our trends were strong and we like the way it sets us up for the closing of the deal. Expansion of our margin, increase in loan yields, outpacing increasing cost of funds, improvement in core credit metrics, strong buildup in tangible book value per share, and continued growth in new relationships to the bank.

Loan origination volume remained muted during the fourth quarter while we continue to execute on our core fundamentals, we look forward to closing the merger and unlocking the power of the combined institution.

The thesis and the power of our deal remains unchanged. We will be the third largest bank headquartered in California. Out of the gate we will have good and healthy capital ratios, a low loan to deposit ratio, relatively high ACL coverage ratio, high cash to assets, low wholesale funding, and expanded earnings.

We have reaffirmed our EPS range for 2024 of a buck 65 to a dollar 80. We've been monitoring PacWest performance closely, and we remain on track from an earnings perspective. Even if AOCI is higher and tangible book value per share comes in lower, that creates significant upside, especially if you think we are at or near peak rates. All of the cost saving opportunities and balance sheet repositioning remain positive, and we, along with our investors, remain fully committed to closing around November 30.

The fundamentals of the deal and the earnings and capital outlook remain very strong, and we are excited to get this done. Our track record of execution, doing what we say we're going to do, will continue to be demonstrated now and going forward.

Banc of California

The strong market position that the combined institution will have has become even more apparent, given the number of banks that have completely exited or significantly pulled back from the market over the past 18 months. There is a tremendous amount of excitement through both organizations about the ability to capitalize in our various markets, to add new clients and expand relationships with existing clients, as well as to continue to attract the very best talent.

Given these opportunities, we believe that we are extremely well positioned to steadily increase our client roster, generate long term profitable growth, and enhance the value of our franchise in the coming years.

With that, let's go ahead and open up the line for questions.

QUESTION AND ANSWER

Operator
Ladies and gentlemen, we will now begin our question and answer session. To ask a question, you may press "*" then "1" on your touchtone phone. If you're using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press "*" then "2." At this time, we'll pause momentarily to assemble our roster.

Our first question comes from Timur Braziler of Wells Fargo. Please go ahead.

Timur Braziler
Hi, good morning.

Jared Wolff
Morning.

Timur Braziler
My first question is around PacWest NII. It was a little bit softer than we were looking for. I think some of that had to do with probably loan sales versus improvements on the funding side. But as we're going into deal close, can we just get an update on what you think PacWest's NII run rate is going into the deal? And then are you still confident in the $90 million net benefit from further restructurings? And is that $90 million now off of a lower base, or has that entire number relatively stayed unchanged?

Jared Wolff
Yeah. Thanks, Timur. Rather than going through, because there are a lot of moving parts just achieving earnings, I think the most important thing for us to do is to reaffirm specifically the earnings range that we said before. And there are a lot of different ways to get there, and you know, rather than going specifically through NII, which has a lot of implications for what we have for loan yields, we're updating our pro forma's weekly. We're that close to PacWest looking at their results and looking at the pro forma numbers, which is why we feel very comfortable reaffirming our range.

We remain confident in the pro forma earnings power, as we discussed on the merger call in July. And looking at the third quarter bank earnings, plus the significant benefits of the planned deleveraging of the pro forma balance sheet, with the asset sales, reducing the
Banc of California

high cost funding, paying off the Atlas facility at PacWest with existing cash, plus the stated cost saves, and importantly, the reduction and normalization of their FDIC assessment. That's a very, very high number that is going to be normalized out of the gate in Q4.

So the PacWest balance sheet is carrying a lot of excess high cost liquidity impacting their overall numbers and they had not fundamentally executed on the cost saves, which is going to occur post close. So we feel excited about the improving earnings power for the deal ahead. And so I think that's the most I can give you about the specifics. We're absolutely reaffirming the range of 165 to 180.

Timur Braziler
Okay. And then, without delving too far into the specifics that you brought up, the FDIC surcharge and PacWest expenses were a little bit elevated. Given that, I guess what's the combined number for FDIC surcharge on a go-forward basis, or FDIC expenses on a go-forward basis?

Jared Wolff
What is the number that we're projecting it to be? Is that what you're asking?

Timur Braziler
Like how much of a reduction will that be?

Jared Wolff
Joe or Bill, how much guidance are we giving on that? What's the range that we're expecting off of where PacWest is today?

Joe Kauder
Yes, I think we expect it to run annually going forward around $36 million a year.

Timur Braziler
Okay. Great. And then, Jared, you had brought up the AOCI effect. Can you guys provide what the unrealized loss position is on the mortgage book at quarter end for PacWest?

Jared Wolff
Well, yes. Well, let me provide it more broadly, which is that the AOCI that PacWest experienced, through recently, we think moves tangible book value from around 15 to around 14. So that's where it is now. Interest rates are obviously moving. It could be higher than that. It could be lower than that. And there are some things that we can do to kind of affect it between now and closing. But that's the impact of where it is. It moved at about a buck from where we were.

And it hasn't affected, as I mentioned in my comments, it has not affected the earnings power of the company at all. It hasn't affected the key capital ratios that we're focused on. And if anything, it provides upside going forward, because if you think we're at or near peak rates, then we're going to get the benefit of improvement in AOCI going forward.

Timur Braziler
Okay. And then just a last one for me, just seeing what the stock price is doing. And I know, I think I know the answer to this, but is there anything in the three key results that you think puts the shareholder risk of vote or shareholder vote at risk?
Banc of California

Joe Kauder
Absolutely not. And I hope I was fundamentally clear in my comments that Banc of California and our investors are fully committed to closing this deal on November 30th. I think the legal terms are on or around November 30th. The shareholder vote is the 22nd, and we're going to close it promptly. And we're just timing it to the to the month end, which makes sense from an accounting perspective, since we're at the end of the year. So we're excited to get this deal done, and we're moving forward.

Timur Braziler
Great. Thanks for that color.

Joe Kauder
Thank you.

Operator
Our next question comes from Matthew Clark of Piper Sandler. Please go ahead.

Matthew Clark
Hey, good morning everyone.

Jared Wolff
Good morning.

Matthew Clark
Maybe just thinking through standalone bank here, as we go into what will be a lot of moving parts, but on your NIM, it was up nicely this quarter, but just trying to get a sense for the upcoming fourth quarter. Do you have the average NIM in the month of September? I saw the spot rate on deposits in your deck, but just want to get a sense whether there might be some additional lift in NIM here in 4Q.

Jared Wolff
Joe, you want to take that?

Joe Kauder
We generally don't give out monthly, NIM amounts. I will say that the continued pressure on the deposit side of the balance sheet is probably having that come in a little bit softer than what you're seeing in the third quarter, but not by significant amounts.

Matthew Clark
Okay. And on expenses, they were down on a core basis, I think a few million bucks to $46 million. Anything unusual, or how do you think about that standalone run rate going into 4Q?

Jared Wolff
Well, 4Q is going to be a mess, because of the merger. But absent the deal, I think it was just consistent. It was nothing unusual. It's just continue to manage expenses and run this company as efficiently as we can in the market that we're in. And so it was nothing unusual there, is what I would say, Matthew. And just to comment back on the margin, in looking at kind of month end, although we don't give them out, I will say that the, I would say the threat
Banc of California

to deposit cost seems to be declining quite a bit, and we're not seeing the same pressure that we saw earlier.

Our margin, the average margin was not terribly far off from where we ended up. I think Joe's appropriately being conservative saying the margin could slip a little bit, but we're just seeing less pressure overall on deposits right now. Obviously, when we close the deal, our margin is going to go down because we're going to be absorbing PacWest margin, and then we're going to be improving it by getting rid of all of their high cost deposits with all the liquidity we're creating through the deal. But then we're going to be building it back up pretty aggressively as we execute on our strategy on the deposit side.

Matthew Clark
Yes. Okay. And then just, I know it's taken a backseat here since the deal was announced, but any update on Deepstack with going live with some customers?

Jared Wolff
Just that we're on track. As I've said before, I don't want to give out numbers of customers and volume of transactions because I think it's too low to be meaningful. We still believe that on a standalone basis, Deepstack in 2024 would contribute meaningfully to fee income. And meaningfully enough that we would call it out and say what it is, and that's where we're going to get to by mid-late 2024, and we think the PacWest deal is only going to accelerate that.

Obviously, in the combined company, it'll be less material, but I think to provide context, we said it would be material on a standalone basis, and we're excited to begin sharing that as we ramp it up.

Matthew Clark
Okay. And then the acquired credits that you addressed here in the quarter through the provision, were all those PCD loans, and were all of them marked to some degree? Just trying to get a sense for whether or not they were identified at the time of the deal.

Jared Wolff
No, they weren't all identified at the time of the deal. Two out of the three, so there were three charge-offs. Two out of the three were marked at the time of the deal. And then, I'm sorry. And then there was one that wasn't a charge-off, but we substantially wrote it down and had to provide a provision for it. That one also was marked at the time of the deal. So three out of the four overall, and three out of the four were PacMerc credits. So the three out of the four were marked. One wasn't.

I think it's notable, though, that we recorded a $5 million provision and we still hit consensus earnings. And we just decided to accelerate stuff, and we could have carried it along. But part of what I believe in is transparency, and in the course of the deal, in the Q4, obviously, everything's going to get jumbled together, and there's going to be a lot less transparency. And so part of it, for me, was being transparent about what we're doing and just saying, okay, let's move it along now. And we are still going to have a great quarter

Matthew Clark
Got it. Okay, thanks again.

Banc of California

Jared Wolff
Thank you

Operator
Our next question comes from Gary Tenner of DA Davidson. Please go ahead,

Gary Tenner
Thanks. Good morning.

Jared Wolff
Good morning.

Gary Tenner
Hey. Wanted to ask about the plant disposition within the PacWest AFS portfolio, the $2.3 billion. Obviously, as you pointed out a moment ago with regard to AOCI, it's got a bigger mark against it now. The plan was to sell about half of that portfolio. There would be greater hit, obviously, to regulatory capital if you were to do it at current fair value mark. So is the plan still to go forward with that full amount or would you adjust it and manage to regulatory capital impact versus the previous plan?

Jared Wolff
So, our pro forma's currently have us still hitting our CET1 targets with the sale of the planned securities at closing. So, based on the marks they currently have, we can retain full flexibility. It's just a timing question, so, we can retain flexibility and sell that stuff later if we choose to, if the marks accelerate and we're like, all right, well, let's hold a little more capital, let's sell it a little later. But as of today or yesterday or whatever the last measurement date was, very recently, we were still hitting our CET1 ratio and executing day one on all the sales that we had announced that we planned to do. Joe, please correct me if that's wrong.

Joe Kauder
No, that's correct. And what we've been doing, in addition to tracking the interest rates, is we've been updating all sorts of assumptions and estimates in the model. And I just want to reiterate what Jared said, that we forecast that even with the sale that we can hit our targeted, our projected regulatory capital levels.

Gary Tenner
All right, great. Thank you. And then you hit on my second question, which is with the earlier timing of the sale relative to the range that you had put out initially, other than the Atlas repurchase agreement, which I think comes up in December, does everything else happen concurrent with closing or are there any other timing items as far as the sales and dispositions?

Joe Kauder
Yes, it's around closing. It's pretty fluid whether it's sometime in December. I think we'd like to take the risk off the table and things that we can execute on, we just will, because it'll allow us to reduce higher cost borrowings at PacWest much, much quicker.

On the term funding facility, Atlas, as you mentioned, is something that we can take out in December. The bank term funding program is interesting, which is another borrowing that
Banc of California

they have that everybody's familiar with because it's a positive carry. And they get that benefit, I believe, until March. Bill, isn't that right?

I think you guys have that facility can be repaid through March, so that might be something even though we plan to pay it off at closing, since it's a positive carry, because it's a lower cost funding, we could carry it a little longer, make a little bit more money, and pay it off later. So we're looking at all those things. As of right now, though, we have it being paid off pretty quickly.

Gary Tenner
Okay, thanks, guys.

Joe Kauder
Thank you

Operator
Our next question comes from Kelly Motta of KBW. Please go ahead

Kelly Motta
Hi, thanks for the question.

Jared Wolff
Good morning, Kelly

Kelly Motta
Good morning. Congrats on regulatory approvals as well. I was going through the S4 and I just wanted to confirm, I couldn't see any provisions in there that would allow or permit private equity to potentially renegotiate any of what they've committed from what I can gather, that's committed capital. Can you just enlighten us any sort of thresholds or any potential opportunity that could come from that side to change the terms of the deal?

Jared Wolff
Sure. So we are fully committed to the deal, as are our investors. We talked to them about the closing date. We all circled around the closing date and agreed on the closing date. We're all excited to get this deal done. The agreements are publicly available and people can read them. But as a reminder, the private equity partners that we have, Warburg and Centerbridge, don't have outs that we don't have ourselves, and I don't see any outs anytime soon. We're all excited to get this deal done, and the outs are very, very narrow and very hard to hit because we were all committed to this deal.

And as we've said, even with the marks that exist, we're still hitting our target capital. And the other fundamentals of the deal are strong, and all the expense savings are there for us to do, we believe if you can absorb a deal at the high watermark of AOCI marks, that's only upside going forward, which means we properly structured the deal, we properly sized the deal, we brought enough capital to the deal, and so we don't see any outs that anybody could exercise at this point. And we're fully committed to the deal.

Kelly Motta
Thank you for elaborating on that, Jared. I appreciate it.

Banc of California

Jared Wolff
No problem.

Kelly Motta
I was hoping to touch a bit about just the run rate of expenses. I appreciate the color on the FDIC charge that's outsized at PacWest. I think the release cited tangible book value might be lighter because of PacWest earnings came in a bit light relative to what you had been expecting, and I think one of that was expenses. Just how much of that was related to timing and how are you feeling? It seems like you still are on track for the $130 million cost saves, but I was hoping you could touch on just the run rate as you combine in the first combined quarter as a combined company and just the trajectory of full realization of those cost saves.

Jared Wolff
Sure. Joe, you want to take that?

Joe Kauder
Yes. So we're still on track for the cost saves that were in the original investor presentation, and in fact, we hope to exceed those. The FDIC normalizations we talked about earlier about you know the Pac….actually, I think our saves versus the investor presentation will probably be a little bit in excess because PacWest assessments went up in the third quarter related to the FDIC. So, those two things together puts us on a really good run rate.

With respect to the first quarter and by that I would think you would say the first quarter of 2024, we'll start to realize cost savings then. But really, the cost savings are going to be realized throughout and the assessments will happen immediately. But on the other cost savings, those will come in throughout the year. Really, it's really the back half of the year when they really start to pick up, starting the first and second quarter gain steam, and then the third and fourth quarter when the core cost savings really kick in hard.

Jared Wolff
Yes, that's a good point. Kelly, our conversion date is at this point likely going to be in May, which is pretty quick and we want to do it right, but it's a big deal and so that's why some of that stuff won't kick in till the second half. There are people that are staying through transitions like conversion. There are a lot of costs that come out after you get the conversion done and so that's going to trigger a whole bunch of stuff. And as of now, that's targeted for May.

Kelly Motta
Got it. Maybe, maybe a last one for me. The new DDA accounts, it's been a huge part of the Banc of Cal story and it was nice to see the new accounts. You laid out about 50 million this quarter, just wondering if there's any themes there in terms of types of new clients you're winning, as well as on the PacWest side with the DDA runoff that has been seen there, if you've identified any opportunities to perhaps win back some core operating accounts there that have left.

Jared Wolff
Sure. So let me start with the PacWest first, and I'll come back to Banc of California. So we look at their daily deposit results daily, and they're doing an excellent job. And without getting into their specifics because it's for them to report, the trends are very positive,
Banc of California

including at the Community Bank, which is a big part of their growth engine. And so I'm very pleased with what I'm seeing.

They've put in place some programs that are going to jumpstart the combined company, I asked them and Paul's been very cooperative and collaborative, as has the entire team in terms of putting in place programs that focus back on bringing in operating accounts as opposed to selling rate. They're in the low 80s, so a lower deposit ratio now, so there's no need to worry about some of these higher cost deposits as necessary funding. And their deposit base has stabilized remarkably well. And so, I think that there's going to be a lot of opportunity to bring back some depositors.

On the other hand, they have some deposits that probably need to be moved off balance sheet that are higher cost deposits as well as deposits that might be more flexible, that are more liquid, that they carry, like on the venture side and I've talked about that, that there's no reason to carry these highly liquid excess deposits on the balance sheet and make you think that they're available for you at all times. And so, they have an off balance sheet vehicle that I think is going to be effective to use. It keeps it in the family, it keeps it within the company, and you're providing a very good option for the client. But, you don't have to kid yourself about whether it's true liquidity and a true stable deposit that you could lend against. That's part of the conservatism that we're going to build in here. And I think we'll provide a benefit from an operating perspective to the company in terms of living within our means and making sure that we don't have outsized deposits that pose concentration risk.

I've talked about that from the day we announced this deal, that we want to limit concentration risk equally on the deposit side as we do on the lending side. And that's something that they've been I would say, the folks at PacWest are very focused on and they're very good at addressing these sorts of things and we're doing it together. So that combined with the programs that they've put in place, I'm very pleased with the momentum that we're seeing.

And then at Banc of California, we're not in a high growth lending environment right now. I think that we will see some lending expansion after the merger. There's some whole bunch of stuff we're looking at. But given our loan to deposit ratio, I've been holding back a little bit and prioritizing lending for clients, and so that's been holding us back. That's an opportunity for the combined company. And so to generate these sorts of deposits, when we're not lending the way that we were, is a real bright spot that proves out our deposit gathering engine that we can bring in new commercial relationships.

You asked about the type that we're bringing in. We're bringing in businesses that are frustrated with, a lot of them are at larger banks and a lot of them are at some of our midsized competitors who are not getting the tailored solution that we can provide on the deposit side in terms of providing really dedicated treasury management. If you're a property management company and you've got 50 accounts and you can't see them on a single screen and you can't move money seamlessly between accounts and you can't get statements printed the way you like and you've just been grinding it out, we can provide a better solution.

A lot of commercial companies have multiple accounts and they need them handled the right way. We don't overcharge our clients for treasury management services. We have a very competitive product and we realize that there is some scale involved here and it
Banc of California

doesn't cost us every time somebody writes a check the way the big banks might make you feel like it does. And so we're trying to be efficient here in helping our clients. And as a result, I've said in this in the past, we're not going to run with as much fee income off the deposit account side. We're going to get our fee income elsewhere and our payments business is going to be a big part of that.

It is a tough environment, deposits are contracting, but I firmly believe in the strategy of bringing new relationships to the bank every day and those relationships will grow with our bank. We are not losing clients. We are seeing deposit balances shrink as accounts shrink due to the economy contracting and we track it weekly, we see what sort of deposits are leaving, what sorts are going out, and whether we're losing accounts. And fundamentally, we're not, we're growing our relationships. And so given the low lending that we've had relative to the last year and quarters in the past, I'm pleased with the deposit results.

Kelly Motta
Thanks for all the color, Jared. I really appreciate it. I'll step back.

Jared Wolff
Thank you, Kelly. Thank you.

Operator
Our next question comes from Andrew Terrell of Stevens. Please go ahead.

Andrew Terrell
Hey, good morning.

Jared Wolff
Hey, Andrew.

Andrew Terrell
Hey Jared. A quick question on some of the asset dispositions, I know the single family I think the BANC single family was forward sold when you announced. But any status on the multifamily portfolio?

Jared Wolff
Joe, you want to take that?

Joe Kauder
Yes. We continue to in the process of marketing that portfolio, the timing trying to get the timing of that right in conjunction with the close now that we have a little bit more line of sight to the closing date. A lot of interest in the portfolio, obviously, we're in a slightly different interest rate environment than we were when we entered into the process, but we had a hedge on that portfolio for the interest rate component. So we feel pretty good about it and we'll see how things play out here as we get to the close date.

Jared Wolff
I'm surprised how much interest there's been, Andrew. It's been a robust….Joe's downplaying it a little bit. It's been a robust process with tons of interest, and so we're confident we're going to get it sold. And obviously the hedge was a good idea.

Banc of California

Andrew Terrell
Yes, absolutely. So the right way to think about the hedge and the gain you took this quarter is when you close the deal, the pricing on the multifamily could be a little bit worse. So technically, it'll wash out the gain that you saw this quarter. Is that fair?

Jared Wolff
Yes, exactly. There's a possibility that we could, given the interest in activity level that we're seeing through the marketing of the portfolio, it's possible that we could come out a little bit better than what the hedge has fully provided for us, and so we could get a little extra capital out of it. Right now, we're assuming the hedge is just going to cover it and so it's going to be a wash.

Andrew Terrell
Yes, understood, okay. And then another question, maybe just on the margin, and I get there's a lot of moving pieces, but Jared, I wanted to go back to a comment you made just a minute ago about the margin would clearly be down when you immediately closed the deal, but the plan would be to work it off pretty quickly thereafter with some of the balance sheet repositioning efforts. Do you have just on a pro forma basis where you think the margin could shake out once those balance sheet actions are taken and assuming there are real changes in rates?

Jared Wolff
I think that we are going to start off below three and I think through the end of Q4, you know? We are going to start moving up and we'll be above three by the end of 2024, but that's going to be a function of rates and a whole bunch of things. So, just we're going to start off in the upper twos and then we'll start growing above three, call it halfway through the year and we'll go from there. I don't know that I should provide you more color than that, because I don't actually know, I mean like we think we know and we think when there is a lot of things we can flex, but if loan yields aren't as high, then deposit costs are probably lower too, right? So, all that stuff is moving around and it's just a…then it becomes a volume question. So, I think…hopefully that's helpful.

Andrew Terrell
Yes, no not trying to back you into anything. Just trying to spot check my model maybe, but no that's very helpful and I really appreciate it.

Jared Wolff
Okay.

Andrew Terrell
That's it for me. Thank you.

Jared Wolff
Yes.

Operator
Our last question comes from David Feaster of Raymond James. Please go ahead.

David Feaster
Hey, good morning everybody.
Banc of California

Jared Wolff
Good morning.

David Feaster
The timing of the closing has been incredibly fast. It's great to see a testament to your team's hard work. As we think about the closing of a deal this size and getting everything set in place, does essentially having a four month lead time pose any challenges for your integration team? I am just curious especially with all the balance sheet moves that you have, I guess what processes and procedures…You've got a lot of experience doing this, but I am just curious what processes and procedures that you put in place to help ensure a seamless integration as close approaches quickly?

Jared Wolff
Well, the conversion and integration formally take place in May. So, we're closing the books and the two banks are running as one, but there are things that will remain separate and, in fact, by keeping it till May, we're substantially minimizing the risk. There was a chance we were going to do it in March and we pushed it to May to make sure that we do it right and so I think that's part of the experience of the teams saying "No, that's too fast. We're going to wait. We're going to do it in May and make sure we get it right and that's going to cost us a little bit more, but we're good."

And so, I think that our teams are doing a great job, working very closely together. We got a senior management committee of 25 people. That's the leadership of the combined company that's been meeting every week. We have a larger work stream that meets every week as well and our teams have worked incredibly closely together and it's made up of a mix of people from both companies. So, I think that risk is well managed. There is risk in every deal. We actually had a third party consultant come in and look at our process on the outside and make sure there weren't any gaps and we got very high marks. And so, couldn't be more pleased with the combined effort of the teams.

David Feaster
That's great. And I guess as you have gotten deeper into this, in with the deal close now approaching, it sounds like maybe that there is some additional cost say that you got in your back pocket, but are there any other balance sheet restructuring opportunities that you have identified or you have been just, you know these companies really well. Is there anything that you're maybe more excited about today with the deal than when you even initially announced it just a couple of months ago?

Jared Wolff
Well, as I said at the outset, I think PacWest did a remarkable job of repositioning their company and Paul and his team really and everybody at PacWest worked really hard to reposition that company under very difficult terms and Bill Black and everybody who is involved and really trying to figure out a way to restructure that company and get assets sold, they did it in remarkable time. And that really de-risked that bank. And so, we have been through that company exhaustively.

I just had an hour and a half call with their team the other day and a whole bunch of things and I had a 45 or an hour call on credit and things are what we think they are and what we think they are is much better than other people think that they are. We're looking at this and
Banc of California

our investors know because they were in there at a very granular level, the background of the merger. It's clear how long the investors were in there before we were, and you know, so I think the company is much better positioned than people see on the outside and I am okay with holding some of the upside for us. There is going to be things that don't go the way we think we're going to go, so I'm not prepared to give away all the upside yet. I am very comfortable though, reaffirming our range of earnings and feel very good about it.

David Feaster
Okay. That's terrific. And last, well just, you talked about origination kind of slowing and it sounds like a lot of that is just strategic from your standpoint. You got to pump in the breaks, just given some of the funding challenges in loan-to-deposit ratio, but I was curious maybe how demand is trending from your perspective, where are you seeing good opportunities and once the balance sheet optimization occurs and funding freezes up, where do you see the most immediate opportunities for you to start really driving growth?

Jared Wolff
Yes, I see lending actually given that the Fed recently seems to have paused a bit and Powell's comments suggested that they are going to take a wait and see approach and he was much more cautious on rate rises than he has been in the past. I think that gave the market a little bit of a more positive outlook and if rates stabilize, I think you're going to see a return to economic activity. I think there were some real concerns about what people were getting themselves into. And so, we see a built-up demand and that economic activity is going to start returning. Even at these rates, there is plenty of business to do especially if people think that they can absorb rates at this level knowing that they are probably peak and will be going down from there.

And so, also if you have visibility that rates aren't rising, it allows people to fix rates for a reasonable period of time as well. And so, all of those things, banks make decisions about what a good fixed-rate loan looks like because once you stabilize the market, I just think that there is going to be a lot more opportunity that appears and so the timing is going to be very good. I think it's going to be across all sectors, David. I think, obviously service activity is slowing with real estate activity slowing. Those things all intertwine. Transactions move our economy and transaction volume is down. Except for consumer's demand, restaurant business seems to be humming in our neighborhood. I don't know what it's like where you are, but we're not seeing any slowdown spending on the consumer side. But business has slowed and, but we expect it across the board to pick up as rates stabilize.

David Feaster
All right. That's helpful color. Thank you.

Jared Wolff
Thank you.

CONCLUSION

Operator
Ladies and gentlemen, this does conclude today's teleconference. You may disconnect your lines at this time and thank you for your participation.

Forward-Looking Statements
Banc of California

This document includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words or phrases such as “believe,” “will,” “should,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” “strategy,” or similar expressions are intended to identify these forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in the documents filed or furnished by Banc of California, Inc. (the Company) with the Securities and Exchange Commission (SEC). The Company undertakes no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made, except as required by law.

Factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to: (i) changes in general economic conditions, either nationally or in our market areas, including the impact of supply chain disruptions, and the risk of recession or an economic downturn; (ii) changes in the interest rate environment, including the recent and potential future increases in the FRB benchmark rate, which could adversely affect our revenue and expenses, the value of assets and obligations, the availability and cost of capital and liquidity, the impacts of continuing inflation; (iii) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of our underwriting practices and the risk of fraud, any of which may lead to increased loan delinquencies, losses, and non-performing assets, and may result in our allowance for credit losses not being adequate; (iv) fluctuations in the demand for loans, and fluctuations in commercial and residential real estate values in our market area; (v) the quality and composition of our securities portfolio; (vi) our ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund our activities particularly in a rising or high interest rate environment; (vii) the rapid withdrawal of a significant amount of demand deposits over a short period of time; (viii) the costs and effects of litigation; (ix) risks related to the Company’s acquisitions, including disruption to current plans and operations; difficulties in customer and employee retention; fees, expenses and charges related to these transactions being significantly higher than anticipated; and our inability to achieve expected revenues, cost savings, synergies, and other benefits; and in the case of our recent acquisition of Deepstack Technologies, LLC (Deepstack), reputational risk, regulatory risk and potential adverse reactions of the Company's or Deepstack's customers, suppliers, vendors, employees or other business partners; (x) results of examinations by regulatory authorities of the Company and the possibility that any such regulatory authority may, among other things, limit our business activities, restrict our ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase our allowance for credit losses, result in write-downs of asset values, restrict our ability or that of our bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xi) legislative or regulatory changes that adversely affect our business, including changes in tax laws and policies, accounting policies and practices, privacy laws, and regulatory capital or other rules; (xii) the risk that our enterprise risk management framework may not be effective in mitigating risk and reducing the potential for losses; (xiii) errors in estimates of the fair values of certain of our assets and liabilities, which may result in significant changes in valuation; (xiv) failures or security breaches with respect to the network, applications, vendors and computer systems on which we depend, including due to cybersecurity threats; (xv) our ability to attract and
Banc of California

retain key members of our senior management team; (xvi) the effects of climate change, severe weather events, natural disasters, pandemics, epidemics and other public health crises, acts of war or terrorism, and other external events on our business; (xvii) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xviii) the possibility that our recorded goodwill could become impaired, which may have an adverse impact on our earnings and capital; and (xix) the risks, uncertainties and assumptions set forth under the heading “Cautionary Statement Regarding Forward-Looking Statements” in the registration statement (as defined below); and (xx) other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described in this document and from time to time in other documents that we file with or furnish to the SEC.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, PacWest Bancorp or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This document includes information relating to the proposed transaction between the Company and PacWest Bancorp and the proposed investment in the Company by Warburg Pincus LLC and Centerbridge Partners, L.P. The Company filed a registration statement on Form S-4 (the registration statement) with the SEC on August 28, 2023 (as amended on September 29, 2023, further amended on October 16, 2023 and as further amended on October 19, 2023), which includes a joint proxy statement (the joint proxy statement / prospectus) of the Company and PacWest Bancorp distributed to holders of the Company’s common stock and PacWest Bancorp’s common stock in connection with the Company’s and PacWest Bancorp’s solicitation of proxies for the vote by the Company’s stockholders and PacWest Bancorp’s stockholders with respect to the proposed transaction and also constitutes a prospectus of the Company. The registration statement was declared effective by the SEC on October 20, 2023 and the definitive joint proxy statement / prospectus was first mailed on or around October 23, 2023 to the Company’s and PacWest Bancorp’s respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the Company stockholder meeting and at the PacWest Bancorp stockholder meeting, as applicable.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH
Banc of California

DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the registration statement, the definitive joint proxy statement/prospectus and all other relevant documents filed with the SEC by the Company or PacWest Bancorp through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company or PacWest Bancorp with the SEC also may be obtained free of charge at the Company’s or PacWest Bancorp’s website at https://investors.bancofcal.com, under the heading “Financials and Filings” or www.pacwestbancorp.com, under the heading “SEC Filings”, respectively, or upon written request to the Company, Attention: Investor Relations, 3 MacArthur Place, Santa Ana, CA 92707 or PacWest Bancorp, Attention: Investor Relations, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212, respectively.

Participants in Solicitation

The Company and PacWest Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders or PacWest Bancorp’s stockholders in connection with the proposed transaction under the rules of the SEC. The Company’s stockholders, PacWest Bancorp’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of the Company and PacWest Bancorp in the registration statement, as well as other documents filed by the Company or PacWest Bancorp from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of the Company’s or PacWest Bancorp’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by the Company or PacWest Bancorp will also be available free of charge from the Company or PacWest Bancorp using the contact information above.
Banc of California